FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 22 April 2022

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc 22 April 2022

NatWest Group – Segmental reporting re-presentation

NatWest Group plc (“NatWest Group”) has today published details of the change in operating segments that it announced on 27 January 2022 (https://www.natwestgroup.com/news/2022/01/natwest-group-brings-together-new-commercial-institutional-franchise.html). Previously reported financial information has been re-presented in the new operating segments to aid comparison of NatWest Group’s forthcoming Q1 2022 results with prior periods. The re-presentation does not change the consolidated financial results of NatWest Group.

On 27 January 2022, NatWest Group announced that a new franchise, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBS International businesses to form a single franchise with common management and objectives, to best support our customers across the full non-personal customer lifecycle.

NatWest Group’s operating segments are now:

-	Retail Banking

-	Private Banking

-	Commercial & Institutional

-	Central items and other

-	Ulster Bank RoI

Financial information for the years 2019, 2020, and 2021 and the nine quarters from Q4 2019 to Q4 2021 are re-presented in the attached financial supplement which is also available to view and download at https://investors.natwestgroup.com/.

NatWest Group’s Q1 2022 results will be announced on 29 April 2022 and will be presented under the new operating segment structure.

For further information, please contact:

Alexander Holcroft
Investor Relations
+44 (0) 207 672 1758

NatWest Group Press Office
+44 (0) 131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its creation of the Commercial & Institutional franchise and the intended benefits of the Commercial & Institutional franchise, the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group’s exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2021 Annual Report and Accounts (ARA) and NatWest Group plc’s filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Financial Supplement: re-presentation of operating segments

On 27 January 2022, NatWest Group plc ("NatWest Group") announced that a new franchise, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single franchise, with common management and objectives, to best support our customers across the full non-personal customer lifecycle.

This financial supplement presents the impact of the change in operating segments on the previously reported financial information for the years 2019, 2020, and 2021 and the nine quarters from Q4 2019 to Q4 2021. This document has been prepared to aid comparison of NatWest Group's forthcoming Q1 2022 results with prior periods. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

Other presentational changes will be made in the Q1 2022 results and are reflected in this document. These include:

•	Strategic costs are included in Other operating expenses and not reported separately.

•	From 1 January 2022, NatWest Group is subject to the requirements of the final PRA rulebook, so capital and leverage ratios are now presented on a transitional basis rather than the previous end-point basis. Comparatives have been re-presented on a transitional basis under the arrangements in place in the previous CRR.

•	Bank net interest margin (NIM) is calculated for the Go-forward group and excludes the Commercial & Institutional trading book and the liquid asset buffer (LAB).

•	Loan:deposit ratio has been re-presented to exclude reverse repos and repos.

Presentation of information

Key operating indicators

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). The results contain a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

The basis of preparation of these non-IFRS financial measures and performance metrics is presented in the NatWest Group plc 2021 Annual Report and Accounts.

22 April 2022

natwestgroup.com

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 1

Presentation of information
Ulster Bank RoI
Continuing operations

Two legally binding agreements for the sale of the UBIDAC business were announced in 2021 as part of the phased withdrawal from the Republic of Ireland: the sale of commercial lending to Allied Irish Banks p.l.c. (AIB) and the sale of performing non-tracker mortgages, performing micro-SME loans, UBIDAC’s asset finance business and 25 of its branch locations to
Permanent TSB p.l.c (PTSB). The business activities relating to these sales that meet the requirements of IFRS 5 are presented as discontinued operations and as a disposal group at 31 December 2021. The Financial review in the NatWest Group plc 2021 Annual Report and Accounts presents the results of the Group’s continuing operations. For further details refer to Note 8 Discontinued operations and assets and liabilities of disposal groups in the Notes to the consolidated financial statements.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 2

Highlights
Section 1.1 - Income statement

Summary consolidated income statement
	2019		2020					2021
	Q4	Full year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year
Continuing operations	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,971	7,799	1,877	1,842	1,856	1,901	7,476	1,864	1,919	1,889	1,942	7,614
Own credit adjustments	(22)	(80)	155	(102)	(34)	(43)	(24)	2	(2)	2	4	6
Strategic disposals	--	1,035	--	--	--	--	--	--	--	--	--	--
Net fees and commissions	611	2,497	570	462	449	519	2,000	503	518	528	575	2,124
Income from trading activities	160	1,012	437	312	286	114	1,149	158	72	94	(7)	317
Other operating income	1,442	1,724	53	90	(207)	(29)	(93)	64	84	195	108	451
Total non-interest income	2,191	6,188	1,215	762	494	561	3,032	727	672	819	680	2,898
Total income	4,162	13,987	3,092	2,604	2,350	2,462	10,508	2,591	2,591	2,708	2,622	10,512
Litigation and conduct costs	(85)	(895)	4	85	(8)	(194)	(113)	(16)	34	(294)	(190)	(466)
Other operating expenses	(2,431)	(8,385)	(1,834)	(1,981)	(1,795)	(2,135)	(7,745)	(1,788)	(1,729)	(1,637)	(2,138)	(7,292)
Operating expenses	(2,516)	(9,280)	(1,830)	(1,896)	(1,803)	(2,329)	(7,858)	(1,804)	(1,695)	(1,931)	(2,328)	(7,758)
Operating profit before impairment losses/releases	1,646	4,707	1,262	708	547	133	2,650	787	896	777	294	2,754
Impairment (losses)/releases	(164)	(724)	(783)	(1,963)	(246)	(139)	(3,131)	98	606	233	341	1,278
Operating profit/(loss) before tax	1,482	3,983	479	(1,255)	301	(6)	(481)	885	1,502	1,010	635	4,032
Tax (charge)/credit	(37)	(439)	(188)	396	(207)	(75)	(74)	(233)	(199)	(330)	(234)	(996)
Profit/(loss) from continuing operations	1,445	3,544	291	(859)	94	(81)	(555)	652	1,303	680	401	3,036
Profit/(loss) from discontinued operations, net of tax	65	256	40	(35)	55	61	121	61	54	64	97	276
Profit/(loss) for the period	1,510	3,800	331	(894)	149	(20)	(434)	713	1,357	744	498	3,312
Attributable to:
Ordinary shareholders	1,411	3,133	288	(994)	62	(109)	(753)	620	1,222	674	434	2,950
Other owners	99	406	105	103	85	88	381	92	95	68	63	318
Non-controlling interests	--	261	(62)	(3)	2	1	(62)	1	40	2	1	44

	2019		2020					2021
	Q4	Full year	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full Year
Key metrics and ratios	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cost:income ratio (1)	60.1%	66.0%	58.7%	72.4%	76.4%	94.5%	74.4%	69.2%	64.9%	70.9%	88.6%	73.4%
Earnings/(loss) per ordinary share
- basic	11.7p	26.0p	2.4p	(8.2p)	0.5p	(0.9p)	(6.2p)	5.1p	10.6p	5.8p	3.8p	25.4p
Go-forward group return on tangible equity (2)	19.1%	10.2%	4.1%	(10.1%)	0.9%	--	(1.3%)	8.5%	17.3%	8.6%	5.6%	10.0%
Group return on tangible equity (2)	17.7%	9.4%	3.6%	(12.4%)	0.8%	(1.4%)	(2.4%)	7.9%	15.6%	8.5%	5.6%	9.4%
Average tangible equity (2)	31,908	33,200	32,107	32,081	31,663	31,753	31,902	31,233	31,299	31,625	31,168	31,332
Average number of ordinary shares outstanding during
the period (millions)	12,078	12,067	12,074	12,085	12,110	12,112	12,095	12,065	11,563	11,526	11,341	11,622

Notes:
(1) Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.
(2) Return on tangible equity is annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding non-controlling interests less average intangible assets and average other owners' equity.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 3

Highlights
Section 1.2 - Balance sheet

Consolidated balance sheet
	2019	2020				2021
	31 December	31 March	30 June	30 September	31 December	31 March	30 June	30 September	31 December
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	80,993	81,085	105,242	111,681	124,489	140,347	151,511	164,851	177,757
Trading assets	76,745	81,843	72,402	70,820	68,990	65,558	70,195	66,357	59,158
Derivatives	150,029	208,734	183,419	164,311	166,523	122,955	109,556	103,770	106,139
Settlement balances	4,387	9,840	7,806	10,947	2,297	8,013	7,793	8,140	2,141
Loans to banks - amortised cost	7,554	9,306	8,011	6,571	6,955	7,239	8,176	9,251	7,682
Loans to customers - amortised cost	326,947	351,328	352,341	353,691	360,544	358,728	362,711	361,022	358,990
Other financial assets	61,452	60,822	62,727	58,736	55,148	52,323	51,469	47,000	46,145
Intangible assets	6,622	6,619	6,602	6,600	6,655	6,666	6,694	6,723	6,723
Other assets	8,310	8,067	8,337	8,204	7,890	7,947	7,753	11,164	8,242
Assets of disposal groups	--	--	--	--	--	--	--	--	9,015
Total assets	723,039	817,644	806,887	791,561	799,491	769,776	775,858	778,278	781,992

Liabilities
Bank deposits	20,493	26,733	21,119	18,666	20,606	18,610	14,394	17,375	26,279
Customer deposits	369,247	384,800	408,268	418,358	431,739	453,308	467,214	476,319	479,810
Settlement balances	4,069	8,905	6,895	9,839	5,545	8,234	7,119	7,792	2,068
Trading liabilities	73,949	80,767	75,540	73,023	72,256	70,508	75,847	70,946	64,598
Derivatives	146,879	204,477	179,859	160,532	160,705	116,015	103,992	98,560	100,835
Other financial liabilities	45,220	47,870	49,681	48,848	45,811	43,743	46,118	47,857	49,326
Subordinated liabilities	9,979	10,898	13,558	10,467	9,962	8,078	8,696	8,675	8,429
Notes in circulation	2,109	2,009	2,146	2,308	2,655	2,705	2,906	3,037	3,047
Other liabilities	7,538	7,062	6,760	6,370	6,388	5,926	5,687	5,830	5,797

Total liabilities	679,483	773,521	763,826	748,411	755,667	727,127	731,973	736,391	740,189

Equity
Owners' equity	43,547	44,163	43,103	43,188	43,860	42,684	43,875	41,876	41,796
Non-controlling interests	9	(40)	(42)	(38)	(36)	(35)	10	11	7

Total equity	43,556	44,123	43,061	43,150	43,824	42,649	43,885	41,887	41,803

Total liabilities and equity	723,039	817,644	806,887	791,561	799,491	769,776	775,858	778,278	781,992

Contingent liabilities and commitments	124,997	118,252	124,314	125,714	128,732	122,549	123,509	124,809	125,367

Highlights
Section 1.2 - Balance sheet and key metrics

	2019	2020				2021
Key metrics and ratios	31 December	31 March	30 June	30 September	31 December	31 March	30 June	30 September	31 December

Tangible net asset value (TNAV) per ordinary share	268p	273p	264p	265p	261p	261p	266p	269p	272p
Liquidity coverage ratio (LCR)	152%	152%	166%	157%	165%	158%	164%	166%	172%
Liquidity portfolio (£m) (1)	199,000	201,000	243,000	243,000	262,000	263,000	277,000	278,000	286,000
Net stable funding ratio (NSFR) (2)	141%	138%	144%	147%	151%	153%	154%	155%	157%
Loan:deposit ratio (3)	86%	87%	82%	81%	79%	77%	75%	74%	72%
Short-term wholesale funding (£m)	19,422	31,615	22,163	24,506	18,704	20,320	22,750	22,299	23,029
Wholesale funding (£m)	74,874	85,679	85,678	75,250	70,721	61,424	65,714	66,713	76,722
Common Equity Tier 1 (CET1) ratio	16.2%	16.6%	17.2%	18.2%	18.5%	18.2%	18.2%	18.7%	18.2%
Risk-weighted assets (RWAs) (£bn)	179.2	185.2	181.5	173.9	170.3	164.7	163.0	159.8	157.0
UK leverage ratio (4)	6.1%	6.0%	6.3%	6.3%	6.5%	6.4%	6.3%	6.0%	5.9%
Tangible equity (£m)	32,371	32,990	32,006	32,093	31,712	30,126	30,751	30,769	30,689
Number of ordinary shares in issue (millions)	12,094	12,094	12,125	12,127	12,129	11,560	11,569	11,436	11,272

Notes:
(1) Liquidity portfolio approach has been aligned to the ILAAP methodology with effect from December 2019.
(2) NSFR reported in line with CRR2 regulations finalised in June 2019.
(3) Net customer loans held at amortised cost, excluding reverse repos, divided by total customer deposits, excluding repos.
(4) The UK leverage exposure is calculated in accordance with the Leverage Ratio (CRR) part of the PRA Rulebook. For additional information, refer to page 6.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 4

Business performance review
Section 2.1 - Income statement and analysis

Net interest margin
	2019		2020					2021
	Q4	Full year	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full year
Net interest income	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Net interest income	1,971	7,799	1,877	1,842	1,856	1,901	7,476	1,864	1,919	1,889	1,942	7,614

Average interest-earning assets (IEA)
- NatWest Group	447,030	439,994	449,266	487,778	498,453	499,793	483,719	502,515	516,431	527,886	551,577	524,886
- Bank (1)	301,605	295,167	307,372	315,402	317,981	316,217	314,279	320,863	322,971	325,361	329,493	324,805
- Retail Banking	172,896	167,186	177,394	179,777	182,197	186,105	181,383	191,183	193,782	197,535	201,546	196,044
- Private Banking	22,379	21,689	22,673	23,271	24,032	25,231	23,806	26,034	26,823	27,510	28,499	27,224
- Commercial & Institutional	214,567	211,289	215,353	235,989	239,998	239,599	232,772	235,920	235,812	237,946	244,819	238,647
- Ulster Bank RoI (2)	15,650	16,538	15,695	16,695	17,549	17,040	16,600	16,032	16,115	15,701	15,018	15,854
- Liquid asset buffer	129,775	128,289	126,199	155,681	162,922	166,536	152,840	165,620	177,345	186,824	207,066	184,227

Gross yield on interest-earning assets of the banking business	2.47%	2.51%	2.36%	2.06%	1.93%	1.83%	2.01%	1.80%	1.78%	1.73%	1.68%	1.75%
Cost of interest-bearing liabilities of the banking business	(1.11%)	(1.10%)	(1.02%)	(0.75%)	(0.67%)	(0.49%)	(0.69%)	(0.48%)	(0.44%)	(0.47%)	(0.43%)	(0.46%)
Interest spread of the banking business	1.36%	1.41%	1.34%	1.31%	1.26%	1.34%	1.32%	1.32%	1.34%	1.26%	1.25%	1.29%
Benefit from interest free funds	0.39%	0.36%	0.34%	0.21%	0.22%	0.17%	0.23%	0.18%	0.15%	0.16%	0.15%	0.16%

Net interest margin
- NatWest Group	1.75%	1.77%	1.68%	1.52%	1.48%	1.51%	1.55%	1.50%	1.49%	1.42%	1.40%	1.45%
- Bank (1)	2.55%	2.59%	2.41%	2.31%	2.29%	2.35%	2.34%	2.33%	2.35%	2.28%	2.32%	2.32%
- Retail Banking	2.32%	2.47%	2.28%	2.18%	2.05%	2.03%	2.13%	2.06%	2.08%	2.09%	2.08%	2.08%
- Private Banking	2.30%	2.40%	2.25%	2.14%	1.99%	1.86%	2.05%	1.79%	1.75%	1.76%	1.75%	1.76%
- Commercial & Institutional	1.53%	1.48%	1.39%	1.34%	1.28%	1.24%	1.31%	1.26%	1.30%	1.21%	1.25%	1.26%
- Ulster Bank RoI	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm

nm = not meaningful

Notes:
(1) NatWest Group excluding Commercial & Institutional trading book, Ulster Bank RoI and liquid asset buffer.
(2) Average interest-earning assets exclude assets of disposal groups.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 5

Business performance review
Section 2.2 - Capital and leverage ratios

Capital and leverage ratios
	2019	2020				2021
	31 December	31 March	30 June	30 September	31 December	31 March	30 June	30 September	31 December
Risk asset ratios	%	%	%	%	%	%	%	%	%

CET1	16.2%	16.6%	17.2%	18.2%	18.5%	18.2%	18.2%	18.7%	18.2%
Tier 1	19.3%	19.6%	20.3%	20.9%	21.9%	21.9%	22.2%	21.5%	21.0%
Total	22.8%	23.0%	24.1%	25.0%	25.7%	24.8%	25.6%	25.2%	24.7%

Capital (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m
Tangible equity	32,371	32,990	32,006	32,093	31,712	30,126	30,751	30,769	30,689
Expected losses less impairment provisions	(167)	--	--	--	--	--	--	--	--
Prudential valuation adjustment	(431)	(531)	(370)	(341)	(286)	(436)	(285)	(264)	(274)
Deferred tax assets	(757)	(722)	(844)	(835)	(760)	(750)	(832)	(765)	(761)
Own credit adjustments	(118)	(519)	(244)	(154)	(1)	6	22	27	21
Pension fund assets	(474)	(488)	(588)	(590)	(579)	(570)	(384)	(385)	(465)
Cash flow hedging reserve	(35)	(259)	(341)	(300)	(229)	38	77	254	395
Foreseeable ordinary dividends	(968)	--	--	--	(364)	(547)	(500)	(402)	(846)
Foreseeable charges and pension contributions	(365)	--	--	--	(266)	--	(924)	(816)	(1,190)
Prudential amortisation of software development costs	--	--	--	--	473	524	537	476	411
Adjustment under IFRS 9 transitional arrangements	--	296	1,578	1,719	1,747	1,655	1,198	973	621
Insufficient coverage for non-performing exposures	--	--	--	--	--	--	--	(5)	(5)
Other deductions	(2)	--	--	--	--	--	--	--	--

Total deductions	(3,317)	(2,223)	(809)	(501)	(265)	(80)	(1,091)	(907)	(2,093)

CET1 capital	29,054	30,767	31,197	31,592	31,447	30,046	29,660	29,862	28,596

End point AT1 capital	4,051	4,051	3,990	3,990	4,983	5,380	5,916	3,875	3,875
Grandfathered instrument transitional arrangements	1,506	1,559	1,564	840	830	710	569	571	571

AT1 capital	5,557	5,610	5,554	4,830	5,813	6,090	6,485	4,446	4,446

Tier 1 capital	34,611	36,377	36,751	36,422	37,260	36,136	36,145	34,308	33,042

End point T2 capital	4,900	4,883	5,596	5,710	5,255	4,118	4,973	5,522	5,402
Grandfathered instrument transitional arrangements	1,312	1,344	1,340	1,283	1,218	673	540	362	304

Tier 2 capital	6,212	6,227	6,936	6,993	6,473	4,791	5,513	5,884	5,706

Total regulatory capital	40,823	42,604	43,687	43,415	43,733	40,927	41,658	40,192	38,748

Risk-weighted assets

Credit risk	131,012	136,354	135,657	132,387	129,914	125,131	122,475	122,270	120,116
Counterparty credit risk	12,631	13,917	12,354	10,170	9,104	8,579	8,619	8,475	7,907
Market risk	12,930	12,998	11,517	9,399	9,362	9,962	10,845	7,979	7,917
Operational risk	22,599	21,930	21,930	21,930	21,930	21,031	21,031	21,031	21,031
Total RWAs	179,172	185,199	181,458	173,886	170,310	164,703	162,970	159,755	156,971

	2019	2020				2021
	31 December	31 March	30 June	30 September	31 December	31 March	30 June	30 September	31 December
Leverage	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	80,993	81,085	105,242	111,681	124,489	140,347	151,511	164,851	177,757
Trading assets	76,745	81,843	72,402	70,820	68,990	65,558	70,195	66,357	59,158
Derivatives	150,029	208,734	183,419	164,311	166,523	122,955	109,556	103,770	106,139
Other financial assets	395,953	421,456	423,079	418,998	422,647	418,290	422,356	417,273	412,817
Other assets	19,319	24,526	22,745	25,751	16,842	22,626	22,240	26,027	17,106
Assets of disposal groups	--	--	--	--	--	--	--	--	9,015
Total assets	723,039	817,644	806,887	791,561	799,491	769,776	775,858	778,278	781,992
Derivatives
- netting and variation margin	(157,778)	(220,973)	(194,387)	(172,389)	(172,658)	(126,250)	(112,441)	(107,160)	(110,204)
- potential future exposures	43,004	46,254	44,019	40,439	38,171	38,279	37,468	36,382	35,035
Securities financing transactions gross up	2,224	2,484	1,312	1,193	1,179	3,249	1,486	1,903	1,397
Undrawn commitments	42,363	39,580	43,484	44,650	45,853	43,734	43,979	44,292	44,240
Regulatory deductions and other adjustments	(8,978)	(8,818)	(14,579)	(17,167)	(8,943)	(14,535)	(13,831)	(14,340)	(8,980)
Claims on central banks	(73,544)	(73,101)	(96,373)	(103,906)	(122,252)	(137,685)	(148,644)	(161,688)	(174,148)
Exclusion of bounce bank loans	--	--	(5,248)	(7,492)	(8,283)	(8,609)	(8,239)	(7,845)	(7,474)
UK leverage exposure (2)	570,330	603,070	585,115	576,889	572,558	567,959	575,636	569,822	561,858

Tier 1 capital	34,611	36,377	36,751	36,422	37,260	36,136	36,145	34,308	33,042

UK leverage ratio (2)	6.1%	6.0%	6.3%	6.3%	6.5%	6.4%	6.3%	6.0%	5.9%

Notes:
(1) Based on the PRA Rulebook Instrument transitional arrangements, therefore includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 December 2021 was £0.6 billion CET1 capital, £0.5 billion total capital and £36 million RWAs. Excluding these adjustments, the CET1 ratio would be 17.8%. The transitional relief on grandfathered instruments at 31 December 2021 was £0.9 billion. Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Total capital ratio would be 23.8%.
(2) The UK leverage exposure is calculated in accordance with the Leverage Ratio (CRR) part of the PRA Rulebook and transitional Tier 1 capital is calculated in accordance with the PRA Rulebook Instrument as explained in note 1 above. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio at 31 December 2021 would be 5.8%.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 6

Segment performance
Section 3.1 - Key measures segment performance

Segment performance

	Year ended 31 December 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,074	480	2,974	(14)	7,514	100	7,614
Own credit adjustments	--	--	6	--	6	--	6
Other non-interest income	371	336	1,858	199	2,764	128	2,892
Total income	4,445	816	4,838	185	10,284	228	10,512

Direct expenses	(805)	(200)	(1,773)	(4,222)	(7,000)	(292)	(7,292)
Indirect expenses	(1,632)	(323)	(1,873)	3,979	151	(151)	--
Other operating expenses	(2,437)	(523)	(3,646)	(243)	(6,849)	(443)	(7,292)
Litigation and conduct costs	(76)	3	(111)	(243)	(427)	(39)	(466)
Operating expenses	(2,513)	(520)	(3,757)	(486)	(7,276)	(482)	(7,758)

Operating profit/(loss) before impairment releases	1,932	296	1,081	(301)	3,008	(254)	2,754
Impairment releases	36	54	1,160	--	1,250	28	1,278
Operating profit/(loss)	1,968	350	2,241	(301)	4,258	(226)	4,032

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	9.4%
Return on equity (3)	26.1%	17.0%	10.9%	nm	nm	nm	na
Cost:income ratio (4)	56.5%	63.7%	77.0%	nm	70.3%	nm	73.4%
Total assets (£bn)	210.0	29.9	425.9	93.4	759.2	22.8	782.0
Funded assets (£bn) (5)	210.0	29.8	321.3	92.0	653.1	22.8	675.9
Net loans to customers - amortised cost (£bn)	182.2	18.4	124.2	27.5	352.3	6.7	359.0
Loan impairment rate	(0.02%)	(0.29%)	(0.92%)	nm	(0.35%)	nm	(0.35%)
Impairment provisions (£bn)	(1.5)	(0.1)	(1.7)	--	(3.3)	(0.5)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.9)	--	(0.7)	--	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	188.9	39.3	217.5	15.7	461.4	18.4	479.8
Risk-weighted assets (RWAs) (£bn)	36.7	11.3	98.1	1.8	147.9	9.1	157.0
Risk-weighted assets equivalent (RWAe) (£bn) (3)	36.7	11.3	99.9	2.1	150.0	9.1	159.1
Employee numbers (FTEs - thousands)	14.6	1.9	11.8	27.9	56.2	1.7	57.9
Third party customer asset rate (6)	2.66%	2.36%	2.71%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.06%)	0.00%	(0.02%)	nm	nm	0.02%	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 7

Segment performance
Section 3.1 - Key measures segment performance (continued)

Segment performance

	Quarter ended 31 December 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,057	126	764	(28)	1,919	23	1,942
Own credit adjustments	--	--	3	1	4	--	4
Other non-interest income	107	127	401	21	656	20	676
Total income	1,164	253	1,168	(6)	2,579	43	2,622

Direct expenses	(281)	(61)	(482)	(1,236)	(2,060)	(78)	(2,138)
Indirect expenses	(441)	(89)	(530)	1,086	26	(26)	--
Other operating expenses	(722)	(150)	(1,012)	(150)	(2,034)	(104)	(2,138)
Litigation and conduct costs	(52)	(5)	(47)	(59)	(163)	(27)	(190)
Operating expenses	(774)	(155)	(1,059)	(209)	(2,197)	(131)	(2,328)

Operating profit/(loss) before impairment losses/releases	390	98	109	(215)	382	(88)	294
Impairment (losses)/releases	(5)	12	317	4	328	13	341
Operating profit/(loss)	385	110	426	(211)	710	(75)	635

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	5.6%
Return on equity (3)	19.7%	21.3%	8.3%	nm	nm	nm	na
Cost:income ratio (4)	66.5%	61.3%	90.4%	nm	85.0%	nm	88.6%
Total assets (£bn)	210.0	29.9	425.9	93.4	759.2	22.8	782.0
Funded assets (£bn) (5)	210.0	29.8	321.3	92.0	653.1	22.8	675.9
Net loans to customers - amortised cost (£bn)	182.2	18.4	124.2	27.5	352.3	6.7	359.0
Loan impairment rate	0.01%	(0.26%)	(1.01%)	nm	(0.37%)	nm	(0.38%)
Impairment provisions (£bn)	(1.5)	(0.1)	(1.7)	--	(3.3)	(0.5)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.9)	--	(0.7)	--	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	188.9	39.3	217.5	15.7	461.4	18.4	479.8
Risk-weighted assets (RWAs) (£bn)	36.7	11.3	98.1	1.8	147.9	9.1	157.0
Risk-weighted assets equivalent (RWAe) (£bn) (3)	36.7	11.3	99.9	2.1	150.0	9.1	159.1
Employee numbers (FTEs - thousands)	14.6	1.9	11.8	27.9	56.2	1.7	57.9
Third party customer asset rate (6)	2.58%	2.34%	2.75%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.05%)	0.00%	(0.01%)	nm	nm	0.05%	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 8

Segment performance
Section 3.1 - Key measures segment performance (continued)

Segment performance

	Quarter ended 30 September 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,041	122	723	(20)	1,866	23	1,889
Own credit adjustments	--	--	2	--	2	--	2
Other non-interest income	90	73	471	127	761	56	817
Total income	1,131	195	1,196	107	2,629	79	2,708

Direct expenses	(165)	(47)	(417)	(935)	(1,564)	(73)	(1,637)
Indirect expenses	(372)	(72)	(428)	912	40	(40)	--
Other operating expenses	(537)	(119)	(845)	(23)	(1,524)	(113)	(1,637)
Litigation and conduct costs	(15)	3	(29)	(254)	(295)	1	(294)
Operating expenses	(552)	(116)	(874)	(277)	(1,819)	(112)	(1,931)

Operating profit/(loss) before impairment losses/releases	579	79	322	(170)	810	(33)	777
Impairment (losses)/releases	(16)	15	230	(3)	226	7	233
Operating profit/(loss)	563	94	552	(173)	1,036	(26)	1,010

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	8.5%
Return on equity (3)	29.9%	18.1%	11.0%	nm	nm	nm	na
Cost:income ratio (4)	48.8%	59.5%	72.2%	nm	68.8%	nm	70.9%
Total assets (£bn)	207.6	28.2	436.0	81.3	753.1	25.2	778.3
Funded assets (£bn) (5)	207.6	28.2	333.9	79.6	649.3	25.2	674.5
Net loans to customers - amortised cost (£bn)	180.5	18.4	125.4	23.5	347.8	13.2	361.0
Loan impairment rate	0.04%	(0.32%)	(0.72%)	nm	(0.26%)	nm	(0.26%)
Impairment provisions (£bn)	(1.6)	(0.1)	(2.1)	--	(3.8)	(0.5)	(4.3)
Impairment provisions - stage 3 (£bn)	(0.8)	--	(1.0)	--	(1.8)	(0.4)	(2.2)
Customer deposits (£bn)	186.3	35.7	217.4	18.4	457.8	18.5	476.3
Risk-weighted assets (RWAs) (£bn)	36.6	11.4	99.9	1.9	149.8	10.0	159.8
Risk-weighted assets equivalent (RWAe) (£bn) (3)	36.6	11.4	101.6	2.1	151.7	10.0	161.7
Employee numbers (FTEs - thousands)	15.0	1.9	12.0	27.5	56.4	1.8	58.2
Third party customer asset rate (6)	2.64%	2.36%	2.67%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.05%)	0.00%	(0.02%)	nm	nm	0.02%	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 9

Segment performance
Section 3.1 - Key measures segment performance (continued)

	Quarter ended 30 June 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,003	117	762	10	1,892	27	1,919
Own credit adjustments	--	--	(1)	(1)	(2)	--	(2)
Other non-interest income	91	66	460	34	651	23	674
Total income	1,094	183	1,221	43	2,541	50	2,591

Direct expenses	(171)	(49)	(428)	(999)	(1,647)	(82)	(1,729)
Indirect expenses	(422)	(79)	(446)	986	39	(39)	--
Other operating expenses	(593)	(128)	(874)	(13)	(1,608)	(121)	(1,729)
Litigation and conduct costs	(7)	--	(35)	80	38	(4)	34
Operating expenses	(600)	(128)	(909)	67	(1,570)	(125)	(1,695)

Operating profit/(loss) before impairment releases	494	55	312	110	971	(75)	896
Impairment releases	91	27	488	--	606	--	606
Operating profit/(loss)	585	82	800	110	1,577	(75)	1,502

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	15.6%
Return on equity (3)	32.0%	15.9%	15.9%	nm	nm	nm	na
Cost:income ratio (4)	54.8%	69.9%	73.7%	nm	61.3%	nm	64.9%
Total assets (£bn)	204.2	27.7	442.2	76.4	750.5	25.4	775.9
Funded assets (£bn) (5)	204.2	27.7	334.5	74.5	640.9	25.4	666.3
Net loans to customers - amortised cost (£bn)	178.1	18.0	125.2	24.7	346.0	16.7	362.7
Loan impairment rate	(0.20%)	(0.60%)	(1.53%)	nm	(0.69%)	nm	(0.66%)
Impairment provisions (£bn)	(1.6)	(0.1)	(2.3)	--	(4.0)	(0.7)	(4.7)
Impairment provisions - stage 3 (£bn)	(0.8)	--	(1.0)	--	(1.8)	(0.4)	(2.2)
Customer deposits (£bn)	184.1	34.7	212.4	17.5	448.7	18.5	467.2
Risk-weighted assets (RWAs) (£bn)	35.6	11.2	104.0	1.7	152.5	10.5	163.0
Risk-weighted assets equivalent (RWAe) (£bn) (3)	35.6	11.3	105.8	1.8	154.5	10.5	165.0
Employee numbers (FTEs - thousands)	15.3	1.9	12.3	27.1	56.6	1.9	58.5
Third party customer asset rate (6)	2.67%	2.36%	2.81%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.06%)	0.00%	(0.04%)	nm	nm	0.01%	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 10

Segment performance
Section 3.1 - Key measures segment performance (continued)

	Quarter ended 31 March 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	973	115	725	24	1,837	27	1,864
Own credit adjustments	--	--	2	--	2	--	2
Other non-interest income	83	70	526	17	696	29	725
Total income	1,056	185	1,253	41	2,535	56	2,591

Direct expenses	(188)	(43)	(446)	(1,052)	(1,729)	(59)	(1,788)
Indirect expenses	(397)	(83)	(469)	995	46	(46)	--
Other operating expenses	(585)	(126)	(915)	(57)	(1,683)	(105)	(1,788)
Litigation and conduct costs	(2)	5	--	(10)	(7)	(9)	(16)
Operating expenses	(587)	(121)	(915)	(67)	(1,690)	(114)	(1,804)

Operating profit/(loss) before impairment losses/releases	469	64	338	(26)	845	(58)	787
Impairment (losses)/releases	(34)	--	125	(1)	90	8	98
Operating profit/(loss)	435	64	463	(27)	935	(50)	885

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	7.9%
Return on equity (3)	23.0%	12.4%	8.5%	nm	nm	nm	na
Cost:income ratio (4)	55.6%	65.4%	72.3%	nm	66.2%	nm	69.2%
Total assets (£bn)	199.2	26.9	450.6	67.2	743.9	25.9	769.8
Funded assets (£bn) (5)	199.2	26.9	329.5	65.3	620.9	25.9	646.8
Net loans to customers - amortised cost (£bn)	174.8	17.5	128.8	20.7	341.8	16.9	358.7
Loan impairment rate	0.08%	0.00%	(0.38%)	nm	(0.10%)	nm	(0.11%)
Impairment provisions (£bn)	(1.8)	(0.1)	(2.9)	(0.1)	(4.9)	(0.7)	(5.6)
Impairment provisions - stage 3 (£bn)	(0.8)	--	(1.0)	(0.1)	(1.9)	(0.5)	(2.4)
Customer deposits (£bn)	179.1	33.5	205.1	17.2	434.9	18.4	453.3
Risk-weighted assets (RWAs) (£bn)	35.0	11.2	105.8	1.6	153.6	11.1	164.7
Risk-weighted assets equivalent (RWAe) (£bn) (3)	35.0	11.2	108.6	1.7	156.5	11.1	167.6
Employee numbers (FTEs - thousands)	15.8	1.9	13.2	26.0	56.9	1.9	58.8
Third party customer asset rate (6)	2.73%	2.36%	2.62%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.08%)	0.00%	(0.01%)	nm	nm	0.00%	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 11

Segment performance
Section 3.1 - Key measures segment performance (continued)

	Year ended 31 December 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	3,868	489	3,054	(57)	7,354	122	7,476
Own credit adjustments	--	--	(24)	--	(24)	--	(24)
Other non-interest income	313	274	2,548	(179)	2,956	100	3,056
Total income	4,181	763	5,578	(236)	10,286	222	10,508

Direct expenses	(776)	(203)	(2,090)	(4,425)	(7,494)	(251)	(7,745)
Indirect expenses	(1,745)	(278)	(1,948)	4,154	183	(183)	--
Other operating expenses	(2,521)	(481)	(4,038)	(271)	(7,311)	(434)	(7,745)
Litigation and conduct costs	(19)	26	7	(120)	(106)	(7)	(113)
Operating expenses	(2,540)	(455)	(4,031)	(391)	(7,417)	(441)	(7,858)

Operating profit/(loss) before impairment losses	1,641	308	1,547	(627)	2,869	(219)	2,650
Impairment losses	(792)	(100)	(2,074)	(26)	(2,992)	(139)	(3,131)
Operating profit/(loss)	849	208	(527)	(653)	(123)	(358)	(481)

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	(2.4%)
Return on equity (3)	10.2%	10.3%	(3.7%)	nm	nm	nm	na
Cost:income ratio (4)	60.8%	59.6%	71.5%	nm	71.7%	nm	74.4%
Total assets (£bn)	197.6	26.2	491.5	57.6	772.9	26.6	799.5
Funded assets (£bn) (5)	197.6	26.2	327.3	55.3	606.4	26.6	633.0
Net loans to customers - amortised cost (£bn)	172.3	17.0	129.9	23.3	342.5	18.0	360.5
Loan impairment rate	0.45%	0.58%	1.56%	nm	0.86%	nm	0.85%
Impairment provisions (£bn)	(1.8)	(0.1)	(3.2)	(0.1)	(5.2)	(0.8)	(6.0)
Impairment provisions - stage 3 (£bn)	(0.8)	--	(1.2)	(0.1)	(2.1)	(0.5)	(2.6)
Customer deposits (£bn)	171.8	32.4	201.6	6.3	412.1	19.6	431.7
Risk-weighted assets (RWAs) (£bn)	36.7	10.9	109.5	1.4	158.5	11.8	170.3
Risk-weighted assets equivalent (RWAe) (£bn) (3)	36.7	10.9	111.3	1.6	160.5	11.8	172.3
Employee numbers (FTEs - thousands)	16.0	1.8	13.5	25.9	57.2	2.0	59.2
Third party customer asset rate (6)	2.89%	2.53%	2.81%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.19%)	(0.11%)	(0.08%)	nm	nm	(0.04%)	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 12

Segment performance
Section 3.1 - Key measures segment performance (continued)

	Quarter ended 31 December 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	949	118	750	53	1,870	31	1,901
Own credit adjustments	--	--	(43)	--	(43)	--	(43)
Other non-interest income	25	66	443	43	577	27	604
Total income	974	184	1,150	96	2,404	58	2,462

Direct expenses	(179)	(46)	(487)	(1,362)	(2,074)	(61)	(2,135)
Indirect expenses	(429)	(74)	(582)	1,119	34	(34)	--
Other operating expenses	(608)	(120)	(1,069)	(243)	(2,040)	(95)	(2,135)
Litigation and conduct costs	(210)	29	--	(5)	(186)	(8)	(194)
Operating expenses	(818)	(91)	(1,069)	(248)	(2,226)	(103)	(2,329)

Operating profit/(loss) before impairment losses	156	93	81	(152)	178	(45)	133
Impairment losses	(65)	(26)	(39)	(1)	(131)	(8)	(139)
Operating profit/(loss)	91	67	42	(153)	47	(53)	(6)

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	(1.4%)
Return on equity (3)	3.8%	13.3%	(0.4%)	nm	nm	nm	na
Cost:income ratio (4)	84.0%	49.5%	92.7%	nm	92.5%	nm	94.5%
Total assets (£bn)	197.6	26.2	491.5	57.6	772.9	26.6	799.5
Funded assets (£bn) (5)	197.6	26.2	327.3	55.3	606.4	26.6	633.0
Net loans to customers - amortised cost (£bn)	172.3	17.0	129.9	23.3	342.5	18.0	360.5
Loan impairment rate	0.15%	0.61%	0.12%	nm	0.15%	nm	0.15%
Impairment provisions (£bn)	(1.8)	(0.1)	(3.2)	(0.1)	(5.2)	(0.8)	(6.0)
Impairment provisions - stage 3 (£bn)	(0.8)	--	(1.2)	(0.1)	(2.1)	(0.5)	(2.6)
Customer deposits (£bn)	171.8	32.4	201.6	6.3	412.1	19.6	431.7
Risk-weighted assets (RWAs) (£bn)	36.7	10.9	109.5	1.4	158.5	11.8	170.3
Risk-weighted assets equivalent (RWAe) (£bn) (3)	36.7	10.9	111.3	1.6	160.5	11.8	172.3
Employee numbers (FTEs - thousands)	16.0	1.8	13.5	25.9	57.2	2.0	59.2
Third party customer asset rate (6)	2.81%	2.38%	2.64%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.10%)	(0.01%)	(0.01%)	nm	nm	(0.01%)	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 13

Segment performance
Section 3.1 - Key measures segment performance (continued)

	Quarter ended 30 September 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	937	120	767	2	1,826	30	1,856
Own credit adjustments	--	--	(34)	--	(34)	--	(34)
Other non-interest income	85	67	617	(268)	501	27	528
Total income	1,022	187	1,350	(266)	2,293	57	2,350

Direct expenses	(225)	(53)	(485)	(965)	(1,728)	(67)	(1,795)
Indirect expenses	(415)	(57)	(436)	957	49	(49)	--
Other operating expenses	(640)	(110)	(921)	(8)	(1,679)	(116)	(1,795)
Litigation and conduct costs	(7)	(2)	13	(12)	(8)	--	(8)
Operating expenses	(647)	(112)	(908)	(20)	(1,687)	(116)	(1,803)

Operating profit/(loss) before impairment losses/releases	375	75	442	(286)	606	(59)	547
Impairment (losses)/releases	(70)	(18)	(159)	1	(246)	--	(246)
Operating profit/(loss)	305	57	283	(285)	360	(59)	301

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	0.8%
Return on equity (3)	15.3%	11.2%	4.4%	nm	nm	nm	na
Cost:income ratio (4)	63.3%	59.9%	66.3%	nm	73.1%	nm	76.4%
Total assets (£bn)	189.5	24.9	502.8	47.0	764.2	27.4	791.6
Funded assets (£bn) (5)	189.5	24.9	340.9	44.6	599.9	27.4	627.3
Net loans to customers - amortised cost (£bn)	166.7	16.5	132.9	19.3	335.4	18.3	353.7
Loan impairment rate	0.17%	0.43%	0.47%	nm	0.29%	nm	0.27%
Impairment provisions (£bn)	(1.9)	(0.1)	(3.3)	--	(5.3)	(0.8)	(6.1)
Impairment provisions - stage 3 (£bn)	(0.9)	--	(1.3)	--	(2.2)	(0.5)	(2.7)
Customer deposits (£bn)	164.9	30.3	196.4	7.2	398.8	19.6	418.4
Risk-weighted assets (RWAs) (£bn)	36.3	10.6	113.5	1.4	161.8	12.1	173.9
Risk-weighted assets equivalent (RWAe) (£bn) (3)	36.3	10.6	115.7	1.4	164.0	12.1	176.1
Employee numbers (FTEs - thousands)	16.6	1.8	14.1	26.3	58.8	2.1	60.9
Third party customer asset rate (6)	2.82%	2.43%	2.66%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.13%)	(0.02%)	(0.06%)	nm	nm	(0.01%)	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 14

Segment performance
Section 3.1 - Key measures segment performance (continued)

	Quarter ended 30 June 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	975	124	792	(78)	1,813	29	1,842
Own credit adjustments	--	--	(102)	--	(102)	--	(102)
Other non-interest income	60	67	693	25	845	19	864
Total income	1,035	191	1,383	(53)	2,556	48	2,604

Direct expenses	(179)	(49)	(564)	(1,128)	(1,920)	(61)	(1,981)
Indirect expenses	(468)	(79)	(471)	1,068	50	(50)	--
Other operating expenses	(647)	(128)	(1,035)	(60)	(1,870)	(111)	(1,981)
Litigation and conduct costs	101	(1)	(6)	(10)	84	1	85
Operating expenses	(546)	(129)	(1,041)	(70)	(1,786)	(110)	(1,896)

Operating profit/(loss) before impairment losses	489	62	342	(123)	770	(62)	708
Impairment losses	(360)	(27)	(1,431)	(22)	(1,840)	(123)	(1,963)
Operating profit/(loss)	129	35	(1,089)	(145)	(1,070)	(185)	(1,255)

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	(12.4%)
Return on equity (3)	5.7%	6.6%	(21.0%)	nm	nm	nm	na
Cost:income ratio (4)	52.8%	67.5%	74.6%	nm	69.4%	nm	72.4%
Total assets (£bn)	187.1	23.9	521.3	47.0	779.3	27.6	806.9
Funded assets (£bn) (5)	187.1	23.9	340.4	44.5	595.9	27.6	623.5
Net loans to customers - amortised cost (£bn)	164.5	16.0	136.1	17.0	333.6	18.7	352.3
Loan impairment rate	0.87%	0.67%	4.11%	nm	2.17%	nm	2.19%
Impairment provisions (£bn)	(1.9)	(0.1)	(3.2)	--	(5.2)	(0.9)	(6.1)
Impairment provisions - stage 3 (£bn)	(0.9)	--	(1.3)	--	(2.2)	(0.6)	(2.8)
Customer deposits (£bn)	161.0	29.8	194.6	2.9	388.3	20.0	408.3
Risk-weighted assets (RWAs) (£bn)	36.7	10.4	120.2	1.4	168.7	12.8	181.5
Risk-weighted assets equivalent (RWAe) (£bn) (3)	36.7	10.4	122.5	1.5	171.1	12.8	183.9
Employee numbers (FTEs - thousands)	17.1	1.8	16.4	24.6	59.9	2.1	62.0
Third party customer asset rate (6)	2.88%	2.53%	2.83%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.20%)	(0.12%)	(0.11%)	nm	nm	(0.07%)	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 15

Segment performance
Section 3.1 - Key measures segment performance (continued)

	Quarter ended 31 March 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,007	127	745	(34)	1,845	32	1,877
Own credit adjustments	--	--	155	--	155	--	155
Other non-interest income	143	74	795	21	1,033	27	1,060
Total income	1,150	201	1,695	(13)	3,033	59	3,092

Direct expenses	(193)	(55)	(554)	(970)	(1,772)	(62)	(1,834)
Indirect expenses	(433)	(68)	(459)	1,010	50	(50)	--
Other operating expenses	(626)	(123)	(1,013)	40	(1,722)	(112)	(1,834)
Litigation and conduct costs	97	--	--	(93)	4	--	4
Operating expenses	(529)	(123)	(1,013)	(53)	(1,718)	(112)	(1,830)

Operating profit/(loss) before impairment losses	621	78	682	(66)	1,315	(53)	1,262
Impairment losses	(297)	(29)	(445)	(4)	(775)	(8)	(783)
Operating profit/(loss)	324	49	237	(70)	540	(61)	479

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	3.6%
Return on equity (3)	15.5%	9.8%	3.3%	nm	nm	nm	na
Cost:income ratio (4)	46.0%	61.2%	58.9%	nm	56.1%	nm	58.7%
Total assets (£bn)	186.3	23.4	547.2	34.4	791.3	26.3	817.6
Funded assets (£bn) (5)	186.3	23.4	341.1	31.8	582.6	26.3	608.9
Net loans to customers - amortised cost (£bn)	163.7	15.8	135.0	18.1	332.6	18.7	351.3
Loan impairment rate	0.72%	0.73%	1.30%	nm	0.92%	nm	0.88%
Impairment provisions (£bn)	(1.6)	(0.1)	(1.8)	--	(3.5)	(0.7)	(4.2)
Impairment provisions - stage 3 (£bn)	(0.9)	--	(1.1)	--	(2.0)	(0.6)	(2.6)
Customer deposits (£bn)	152.8	29.0	181.9	1.8	365.5	19.3	384.8
Risk-weighted assets (RWAs) (£bn)	38.2	10.3	122.6	1.4	172.5	12.7	185.2
Risk-weighted assets equivalent (RWAe) (£bn) (3)	38.2	10.3	126.3	1.7	176.5	12.7	189.2
Employee numbers (FTEs - thousands)	17.3	1.8	16.4	24.8	60.3	2.2	62.5
Third party customer asset rate (6)	3.07%	2.81%	3.15%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.36%)	(0.32%)	(0.18%)	nm	nm	(0.08%)	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 16

Segment performance
Section 3.1 - Key measures segment performance (continued)

	Year ended 31 December 2019
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,130	521	3,132	(136)	7,647	152	7,799
Own credit adjustments	--	--	(80)	--	(80)	--	(80)
Other non-interest income	736	256	2,774	1,318	5,084	149	5,233
Strategic disposals	--	--	444	591	1,035	--	1,035
Total income	4,866	777	6,270	1,773	13,686	301	13,987

Direct expenses	(879)	(191)	(2,213)	(4,822)	(8,105)	(280)	(8,385)
Indirect expenses	(1,814)	(286)	(1,989)	4,297	208	(208)	--
Other operating expenses	(2,693)	(477)	(4,202)	(525)	(7,897)	(488)	(8,385)
Litigation and conduct costs	(925)	(9)	(80)	141	(873)	(22)	(895)
Operating expenses	(3,618)	(486)	(4,282)	(384)	(8,770)	(510)	(9,280)

Operating profit/(loss) before impairment losses/releases	1,248	291	1,988	1,389	4,916	(209)	4,707
Impairment (losses)/releases	(393)	6	(342)	(1)	(730)	6	(724)
Operating profit/(loss)	855	297	1,646	1,388	4,186	(203)	3,983

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	9.4%
Return on equity (3)	9.6%	15.4%	5.8%	nm	nm	nm	na
Cost:income ratio (4)	74.4%	62.5%	67.6%	nm	63.7%	nm	66.0%
Total assets (£bn)	182.3	23.3	461.0	31.0	697.6	25.4	723.0
Funded assets (£bn) (5)	182.3	23.3	313.3	28.7	547.6	25.4	573.0
Net loans to customers - amortised cost (£bn)	158.9	15.5	123.7	10.6	308.7	18.2	326.9
Loan impairment rate	0.25%	(0.04%)	0.27%	nm	0.23%	nm	0.22%
Impairment provisions (£bn)	(1.4)	--	(1.4)	(0.1)	(2.9)	(0.8)	(3.7)
Impairment provisions - stage 3 (£bn)	(0.8)	--	(1.1)	(0.1)	(2.0)	(0.7)	(2.7)
Customer deposits (£bn)	150.3	28.4	168.8	3.2	350.7	18.5	369.2
Risk-weighted assets (RWAs) (£bn)	37.8	10.1	116.9	1.4	166.2	13.0	179.2
Risk-weighted assets equivalent (RWAe) (£bn) (3)	38.2	10.1	120.0	1.7	170.0	13.2	183.2
Employee numbers (FTEs - thousands)	18.0	1.6	16.5	25.0	61.1	2.2	63.3
Third party customer asset rate (6)	3.23%	2.93%	3.40%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.37%)	(0.35%)	(0.21%)	nm	nm	(0.09%)	nm

nm = not meaningful, na = not applicable.

For the notes to this table refer to page 18.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 17

Segment performance
Section 3.1 - Key measures segment performance (continued)

	Quarter ended 31 December 2019
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other (1)	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,012	130	828	(31)	1,939	32	1,971
Own credit adjustments	--	--	(22)	1	(21)	(1)	(22)
Other non-interest income	183	65	670	1,258	2,176	37	2,213
Total income	1,195	195	1,476	1,228	4,094	68	4,162

Direct expenses	(223)	(45)	(571)	(1,518)	(2,357)	(74)	(2,431)
Indirect expenses	(558)	(83)	(577)	1,273	55	(55)	--
Other operating expenses	(781)	(128)	(1,148)	(245)	(2,302)	(129)	(2,431)
Litigation and conduct costs	(7)	(7)	(27)	(43)	(84)	(1)	(85)
Operating expenses	(788)	(135)	(1,175)	(288)	(2,386)	(130)	(2,516)

Operating profit/(loss) before impairment losses/releases	407	60	301	940	1,708	(62)	1,646
Impairment (losses)/releases	(81)	1	(76)	--	(156)	(8)	(164)
Operating profit/(loss)	326	61	225	940	1,552	(70)	1,482

Additional information
Return on tangible equity (2)	na	na	na	na	na	na	17.7%
Return on equity (3)	14.9%	12.0%	2.6%	nm	nm	nm	na
Cost:income ratio (4)	65.9%	69.2%	79.1%	nm	57.9%	nm	60.1%
Total assets (£bn)	182.3	23.3	461.0	31.0	697.6	25.4	723.0
Funded assets (£bn) (5)	182.3	23.3	313.3	28.7	547.6	25.4	573.0
Net loans to customers - amortised cost (£bn)	158.9	15.5	123.7	10.6	308.7	18.2	326.9
Loan impairment rate	0.20%	(0.03%)	0.24%	nm	0.20%	nm	0.20%
Impairment provisions (£bn)	(1.4)	--	(1.4)	(0.1)	(2.9)	(0.8)	(3.7)
Impairment provisions - stage 3 (£bn)	(0.8)	--	(1.1)	(0.1)	(2.0)	(0.7)	(2.7)
Customer deposits (£bn)	150.3	28.4	168.8	3.2	350.7	18.5	369.2
Risk-weighted assets (RWAs) (£bn)	37.8	10.1	116.9	1.4	166.2	13.0	179.2
Risk-weighted assets equivalent (RWAe) (£bn) (3)	38.2	10.1	120.0	1.7	170.0	13.2	183.2
Employee numbers (FTEs - thousands)	18.0	1.6	16.5	25.0	61.1	2.2	63.3
Third party customer asset rate (6)	3.11%	2.88%	3.36%	nm	nm	nm	nm
Third party customer funding rate (6)	(0.38%)	(0.33%)	(0.18%)	nm	nm	(0.08%)	nm

nm = not meaningful, na = not applicable.

Notes:

(1) Ceantral items & other includes unallocated transactions, including volatile items under IFRS, items related to Alawwal bank merger (2019 only) and US RMBS related items.
(2) Annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding non-controlling interests less average intangible assets and average other owners’ equity.
(3) NatWest Group’s CET1 target is 13% - 14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit or loss adjusted for preference share dividends and tax, is divided by average notional tangible equity allocated at different rates of 14.5% (Retail Banking - 15% prior to Q1 2020), 12.5% (Private Banking - 13% prior to Q1 2020), 13% (Commercial & Institutional) and 15.5% (Ulster Bank RoI - 15% prior to Q1 2020), of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions.
(4) Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation. (Year ended 31 December 2021 - £140 million; Q4 2021 - £34 million; Q3 2021 - £36 million; Q2 2021 - £35 million; Q1 2021 - £35 million; Year ended 31 December 2020 - £145 million; Q4 2020 - £35 million; Q3 2020 - £37 million; Q2 2020 - £37 million; Q1 2020 - £36 million; Year ended 31 December 2019 - £138 million; Q4 2019 - £35 million).
(5) Funded assets exclude derivative assets.
(6) Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets, excluding assets of disposal groups and without these remaining exclusions.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 18

Segment performance
Section 3.2 - Analysis of net fees and commissions

Analysis of net fees and commissions

	Year ended 31 December 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	306	35	577	--	918	53	971
- Lending and financing	13	10	643	--	666	4	670
- Credit and debit card fees	344	10	149	--	503	19	522
- Brokerage	48	6	42	--	96	--	96
- Investment management, trustee and fiduciary services	3	230	45	--	278	2	280
- Underwriting fees	--	--	127	--	127	--	127
- Other	--	35	109	(112)	32	--	32
Total	714	326	1,692	(112)	2,620	78	2,698

Fees and commissions payable	(337)	(68)	(252)	96	(561)	(13)	(574)
Net fees and commissions	377	258	1,440	(16)	2,059	65	2,124

	Quarter ended 31 December 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	86	11	158	--	255	14	269
- Lending and financing	3	3	179	--	185	1	186
- Credit and debit card fees	104	3	41	--	148	6	154
- Brokerage	9	2	14	--	25	--	25
- Investment management, trustee and fiduciary services	1	57	11	--	69	--	69
- Underwriting fees	--	--	27	--	27	--	27
- Other	--	10	11	(26)	(5)	--	(5)
Total	203	86	441	(26)	704	21	725

Fees and commissions payable	(88)	(19)	(62)	24	(145)	(5)	(150)
Net fees and commissions	115	67	379	(2)	559	16	575

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 19

Segment performance
Section 3.2 - Analysis of net fees and commissions (continued)

	Quarter ended 30 September 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	75	8	148	--	231	11	242
- Lending and financing	4	3	160	--	167	2	169
- Credit and debit card fees	91	3	38	--	132	5	137
- Brokerage	7	1	3	--	11	--	11
- Investment management, trustee and fiduciary services	1	60	12	--	73	1	74
- Underwriting fees	--	--	23	--	23	--	23
- Other	--	9	32	(30)	11	1	12
Total	178	84	416	(30)	648	20	668

Fees and commissions payable	(89)	(17)	(57)	26	(137)	(3)	(140)
Net fees and commissions	89	67	359	(4)	511	17	528

	Quarter ended 30 June 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	71	8	138	--	217	14	231
- Lending and financing	3	2	154	--	159	--	159
- Credit and debit card fees	81	2	37	--	120	4	124
- Brokerage	13	1	10	--	24	--	24
- Investment management, trustee and fiduciary services	1	58	11	--	70	--	70
- Underwriting fees	--	--	42	--	42	--	42
- Other	--	8	33	(29)	12	--	12
Total	169	79	425	(29)	644	18	662

Fees and commissions payable	(84)	(19)	(62)	24	(141)	(3)	(144)
Net fees and commissions	85	60	363	(5)	503	15	518

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 20

Segment performance
Section 3.2 - Analysis of net fees and commissions (continued)

	Quarter ended 31 March 2021
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	74	8	133	--	215	14	229
- Lending and financing	3	2	150	--	155	1	156
- Credit and debit card fees	68	2	33	--	103	4	107
- Brokerage	19	2	15	--	36	--	36
- Investment management, trustee and fiduciary services	--	55	11	--	66	1	67
- Underwriting fees	--	--	35	--	35	--	35
- Other	--	8	33	(27)	14	--	14
Total	164	77	410	(27)	624	20	644

Fees and commissions payable	(76)	(13)	(71)	22	(138)	(3)	(141)
Net fees and commissions	88	64	339	(5)	486	17	503

	Year ended 31 December 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	264	28	543	--	835	57	892
- Lending and financing	42	7	625	--	674	4	678
- Credit and debit card fees	299	9	131	--	439	21	460
- Brokerage	54	6	94	--	154	1	155
- Investment management, trustee and fiduciary services	3	225	41	--	269	2	271
- Underwriting fees	--	--	183	--	183	--	183
- Other	1	26	89	(33)	83	--	83
Total	663	301	1,706	(33)	2,637	85	2,722

Fees and commissions payable	(284)	(44)	(403)	17	(714)	(8)	(722)
Net fees and commissions	379	257	1,303	(16)	1,923	77	2,000

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 21

Segment performance
Section 3.2 - Analysis of net fees and commissions (continued)

	Quarter ended 31 December 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	67	8	142	--	217	14	231
- Lending and financing	3	4	154	--	161	2	163
- Credit and debit card fees	77	2	39	--	118	5	123
- Brokerage	14	1	10	--	25	--	25
- Investment management, trustee and fiduciary services	1	56	13	--	70	1	71
- Underwriting fees	--	--	33	--	33	--	33
- Other	--	4	(68)	68	4	--	4
Total	162	75	323	68	628	22	650

Fees and commissions payable	(75)	(10)	29	(73)	(129)	(2)	(131)
Net fees and commissions	87	65	352	(5)	499	20	519

	Quarter ended 30 September 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	68	6	127	--	201	15	216
- Lending and financing	2	1	169	--	172	1	173
- Credit and debit card fees	78	3	31	--	112	6	118
- Brokerage	7	2	23	--	32	(1)	31
- Investment management, trustee and fiduciary services	1	56	11	--	68	--	68
- Underwriting fees	--	--	26	--	26	--	26
- Other	--	7	70	(61)	16	--	16
Total	156	75	457	(61)	627	21	648

Fees and commissions payable	(68)	(13)	(177)	61	(197)	(2)	(199)
Net fees and commissions	88	62	280	--	430	19	449

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 22

Segment performance
Section 3.2 - Analysis of net fees and commissions (continued)

	Quarter ended 30 June 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	62	7	117	--	186	12	198
- Lending and financing	(5)	1	156	--	152	1	153
- Credit and debit card fees	61	1	24	--	86	4	90
- Brokerage	7	1	31	--	39	1	40
- Investment management, trustee and fiduciary services	--	56	8	--	64	--	64
- Underwriting fees	--	--	88	--	88	--	88
- Other	--	7	71	(32)	46	--	46
Total	125	73	495	(32)	661	18	679

Fees and commissions payable	(64)	(10)	(165)	24	(215)	(2)	(217)
Net fees and commissions	61	63	330	(8)	446	16	462

	Quarter ended 31 March 2020
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	67	7	157	--	231	16	247
- Lending and financing	42	1	146	--	189	--	189
- Credit and debit card fees	83	3	37	--	123	6	129
- Brokerage	26	2	30	--	58	1	59
- Investment management, trustee and fiduciary services	1	57	9	--	67	1	68
- Underwriting fees	--	--	36	--	36	--	36
- Other	1	8	16	(8)	17	--	17
Total	220	78	431	(8)	721	24	745

Fees and commissions payable	(77)	(11)	(90)	5	(173)	(2)	(175)
Net fees and commissions	143	67	341	(3)	548	22	570

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 23

Segment performance
Section 3.2 - Analysis of net fees and commissions (continued)

	Year ended 31 December 2019
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	292	33	710	--	1,035	60	1,095
- Lending and financing	356	3	631	--	990	4	994
- Credit and debit card fees	427	12	156	--	595	28	623
- Brokerage	55	5	96	--	156	8	164
- Investment management, trustee and fiduciary services	44	186	45	--	275	3	278
- Underwriting fees	--	--	170	--	170	--	170
- Other	2	27	161	(173)	17	4	21
Total	1,176	266	1,969	(173)	3,238	107	3,345

Fees and commissions payable	(480)	(40)	(466)	150	(836)	(12)	(848)
Net fees and commissions	696	226	1,503	(23)	2,402	95	2,497

	Quarter ended 31 December 2019
	Go-forward group
	Retail Banking	Private Banking	Commercial & Institutional	Central items & other	Total excluding Ulster Bank RoI	Ulster Bank RoI	Total NatWest Group
Continuing operations	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	68	9	184	--	261	27	288
- Lending and financing	19	1	153	--	173	(10)	163
- Credit and debit card fees	135	3	40	--	178	7	185
- Brokerage	10	1	38	--	49	1	50
- Investment management, trustee and fiduciary services	11	49	11	--	71	1	72
- Underwriting fees	--	--	36	--	36	--	36
- Other	1	9	(3)	(17)	(10)	2	(8)
Total	244	72	459	(17)	758	28	786

Fees and commissions payable	(88)	(12)	(85)	13	(172)	(3)	(175)
Net fees and commissions	156	60	374	(4)	586	25	611

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 24

Segment performance
Section 3.3 - Retail Banking

Retail Banking
	2019		2020					2021
	Q4	Full year	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full year
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,012	4,130	1,007	975	937	949	3,868	973	1,003	1,041	1,057	4,074
Net fees and commissions	156	696	143	61	88	87	379	88	85	89	115	377
Other non-interest income	27	40	--	(1)	(3)	(62)	(66)	(5)	6	1	(8)	(6)
Non-interest income	183	736	143	60	85	25	313	83	91	90	107	371
Total income	1,195	4,866	1,150	1,035	1,022	974	4,181	1,056	1,094	1,131	1,164	4,445
Direct expenses	(223)	(879)	(193)	(179)	(225)	(179)	(776)	(188)	(171)	(165)	(281)	(805)
Indirect expenses	(558)	(1,814)	(433)	(468)	(415)	(429)	(1,745)	(397)	(422)	(372)	(441)	(1,632)
Other operating expenses	(781)	(2,693)	(626)	(647)	(640)	(608)	(2,521)	(585)	(593)	(537)	(722)	(2,437)
Litigation and conduct costs	(7)	(925)	97	101	(7)	(210)	(19)	(2)	(7)	(15)	(52)	(76)
Operating expenses	(788)	(3,618)	(529)	(546)	(647)	(818)	(2,540)	(587)	(600)	(552)	(774)	(2,513)
Operating profit before impairment losses/releases	407	1,248	621	489	375	156	1,641	469	494	579	390	1,932
Impairment (losses)/releases	(81)	(393)	(297)	(360)	(70)	(65)	(792)	(34)	91	(16)	(5)	36
Operating profit	326	855	324	129	305	91	849	435	585	563	385	1,968

Analysis of income by product
Personal advances	270	1,021	234	165	185	188	772	181	181	185	190	737
Personal deposits	241	1,044	227	243	185	156	811	145	153	164	198	660
Mortgages	528	2,190	550	528	551	528	2,157	636	674	696	693	2,699
Cards	127	484	117	95	95	92	399	86	84	86	85	341
Other	29	127	22	4	6	10	42	8	2	--	(2)	8
Total income	1,195	4,866	1,150	1,035	1,022	974	4,181	1,056	1,094	1,131	1,164	4,445

Analysis of impairments by sector
Personal advances	54	257	209	156	48	19	432	27	(27)	21	12	33
Mortgages	5	31	16	114	(3)	49	176	(1)	(39)	(19)	3	(56)
Cards	22	105	72	90	25	(3)	184	8	(25)	14	(10)	(13)
Total impairment losses/(releases)	81	393	297	360	70	65	792	34	(91)	16	5	(36)

Loan impairment charge/(releases) as % of gross customer
loans by sector
Personal advances	2.54%	3.03%	9.95%	7.80%	2.46%	1.04%	5.92%	1.52%	(1.57%)	1.20%	0.68%	0.46%
Mortgages	0.01%	0.02%	0.04%	0.29%	(0.01%)	0.12%	0.11%	--	(0.09%)	(0.04%)	0.01%	(0.03%)
Cards	2.05%	2.44%	7.02%	9.73%	2.63%	(0.32%)	4.84%	0.91%	(2.78%)	1.51%	(1.05%)	(0.34%)
Loan impairment charge/(releases) as % of gross customer loans	0.20%	0.25%	0.72%	0.87%	0.17%	0.15%	0.45%	0.08%	(0.20%)	0.04%	0.01%	(0.02%)

Performance ratios
Return on equity (1)	14.9%	9.6%	15.5%	5.7%	15.3%	3.8%	10.2%	23.0%	32.0%	29.9%	19.7%	26.1%
Net interest margin	2.32%	2.47%	2.28%	2.18%	2.05%	2.03%	2.13%	2.06%	2.08%	2.09%	2.08%	2.08%
Cost:income ratio	65.9%	74.4%	46.0%	52.8%	63.3%	84.0%	60.8%	55.6%	54.8%	48.8%	66.5%	56.5%

Note:
(1) Return on equity is based on segmental operating profit or loss adjusted for preference share dividends and tax, divided by average notional tangible equity (based on 14.5% (15% prior to Q1 2020) of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions), assuming a 28% tax rate.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 25

Segment performance
Section 3.3 - Retail Banking (continued)

	2019	2020				2021
	31 December	31 March	30 June	30 September	31 December	31 March	30 June	30 September	31 December
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans to customers (amortised cost)
- personal advances	8.5	8.4	8.0	7.8	7.3	7.1	6.9	7.0	7.1
- mortgages	147.5	152.8	154.7	157.0	163.0	166.0	169.2	171.4	172.8
- cards	4.3	4.1	3.7	3.8	3.8	3.5	3.6	3.7	3.8
Total loans to customers (amortised cost)	160.3	165.3	166.4	168.6	174.1	176.6	179.7	182.1	183.7
Loan impairment provisions	(1.4)	(1.6)	(1.9)	(1.9)	(1.8)	(1.8)	(1.6)	(1.6)	(1.5)
Net loans to customers (amortised cost)	158.9	163.7	164.5	166.7	172.3	174.8	178.1	180.5	182.2
Total assets	182.3	186.3	187.1	189.5	197.6	199.2	204.2	207.6	210.0
Customer deposits
- personal current accounts	52.0	54.4	59.1	62.0	65.8	70.3	73.4	74.8	75.9
- personal savings	98.3	98.4	101.9	102.9	106.0	108.8	110.7	111.5	113.0
Total customer deposits	150.3	152.8	161.0	164.9	171.8	179.1	184.1	186.3	188.9
Loan:deposit ratio (1)	106%	107%	102%	101%	100%	98%	97%	97%	96%
Risk-weighted assets
- credit risk	30.2	30.6	29.1	28.7	29.2	27.9	28.2	29.4	29.4
- counterparty credit risk	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.2
- market risk	--	0.1	0.1	0.1	--	--	0.2	--	0.1
- operational risk	7.5	7.4	7.4	7.4	7.4	7.0	7.0	7.0	7.0
Total risk-weighted assets	37.8	38.2	36.7	36.3	36.7	35.0	35.6	36.6	36.7

Note:
(1) Net customer loans held at amortised cost, excluding reverse repos, divided by total customer deposits, excluding repos.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 26

Segment performance
Section 3.4 - Private Banking

Private Banking
	2019		2020					2021
	Q4	Full year	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full year
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	130	521	127	124	120	118	489	115	117	122	126	480
Net fees and commissions	60	226	67	63	62	65	257	64	60	67	67	258
Other non-interest income	5	30	7	4	5	1	17	6	6	6	60	78
Non-interest income	65	256	74	67	67	66	274	70	66	73	127	336
Total income	195	777	201	191	187	184	763	185	183	195	253	816
Direct expenses	(45)	(191)	(55)	(49)	(53)	(46)	(203)	(43)	(49)	(47)	(61)	(200)
Indirect expenses	(83)	(286)	(68)	(79)	(57)	(74)	(278)	(83)	(79)	(72)	(89)	(323)
Other operating expenses	(128)	(477)	(123)	(128)	(110)	(120)	(481)	(126)	(128)	(119)	(150)	(523)
Litigation and conduct costs	(7)	(9)	--	(1)	(2)	29	26	5	--	3	(5)	3
Operating expenses	(135)	(486)	(123)	(129)	(112)	(91)	(455)	(121)	(128)	(116)	(155)	(520)
Operating profit before impairment releases/losses	60	291	78	62	75	93	308	64	55	79	98	296
Impairment releases/(losses)	1	6	(29)	(27)	(18)	(26)	(100)	--	27	15	12	54
Operating profit	61	297	49	35	57	67	208	64	82	94	110	350

Loan impairment (releases)/charge as % of gross customer loans	(0.03%)	(0.04%)	0.73%	0.67%	0.43%	0.61%	0.58%	0.00%	(0.60%)	(0.32%)	(0.26%)	(0.29%)

Performance ratios
Return on equity (1)	12.0%	15.4%	9.8%	6.6%	11.2%	13.3%	10.3%	12.4%	15.9%	18.1%	21.3%	17.0%
Net interest margin	2.30%	2.40%	2.25%	2.14%	1.99%	1.86%	2.05%	1.79%	1.75%	1.76%	1.75%	1.76%
Cost:income ratio	69.2%	62.5%	61.2%	67.5%	59.9%	49.5%	59.6%	65.4%	69.9%	59.5%	61.3%	63.7%

Note:
(1) Return on equity is based on segmental operating profit or loss adjusted for preference share dividends and tax, divided by average notional tangible equity (based on 12.5% (13% prior to Q1 2020) of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions), assuming 28% tax rate.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 27

Segment performance
Section 3.4 - Private Banking (continued)

	2019	2020				2021
	31 December	31 March	30 June	30 September	31 December	31 March	30 June	30 September	31 December
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans to customers (amortised cost)
- personal	2.1	2.1	2.1	2.2	2.2	2.2	2.2	2.3	2.3
- mortgages	10.0	10.0	10.0	10.3	10.7	11.1	11.5	11.8	11.8
- other	3.4	3.8	4.0	4.1	4.2	4.3	4.4	4.4	4.4
Total loans to customers (amortised cost)	15.5	15.9	16.1	16.6	17.1	17.6	18.1	18.5	18.5
Loan impairment provisions	--	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Net loans to customers (amortised cost)	15.5	15.8	16.0	16.5	17.0	17.5	18.0	18.4	18.4
Total assets	23.3	23.4	23.9	24.9	26.2	26.9	27.7	28.2	29.9
Funded assets	23.3	23.4	23.9	24.9	26.2	26.9	27.7	28.2	29.8
Assets under management (AUMs) (1)	25.3	22.3	24.9	25.2	27.0	27.6	29.6	30.5	30.2
Assets under administration (AUAs) (1)	5.1	4.4	4.9	4.9	5.1	5.0	5.1	5.2	5.4
Assets under management and administration (AUMA)	30.4	26.7	29.8	30.1	32.1	32.6	34.7	35.7	35.6
Customer deposits	28.4	29.0	29.8	30.3	32.4	33.5	34.7	35.7	39.3
Loan:deposit ratio (2)	55%	54%	54%	55%	52%	52%	52%	52%	47%
Risk-weighted assets
- credit risk	8.9	9.0	9.1	9.3	9.6	9.8	9.8	10.0	9.9
- counterparty credit risk	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
- operational risk	1.1	1.2	1.2	1.2	1.2	1.3	1.3	1.3	1.3
Total risk-weighted assets	10.1	10.3	10.4	10.6	10.9	11.2	11.2	11.4	11.3

Notes:
(1) AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprises assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprises third party assets held on an execution-only basis in custody.
(2) Net customer loans held at amortised cost, excluding reverse repos, divided by total customer deposits, excluding repos.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 28

Segment performance
Section 3.5 - Commercial & Institutional

Commercial & Institutional
	2019		2020					2021
	Q4	Full year	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full year
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	828	3,132	745	792	767	750	3,054	725	762	723	764	2,974
Net fees and commissions	375	1,505	341	330	280	352	1,303	339	363	359	379	1,440
Other non-interest income	295	1,713	454	363	337	91	1,245	187	97	112	22	418
OCA	(22)	(80)	155	(102)	(34)	(43)	(24)	2	(1)	2	3	6
Non-interest income	648	3,138	950	591	583	400	2,524	528	459	473	404	1,864
Total income	1,476	6,270	1,695	1,383	1,350	1,150	5,578	1,253	1,221	1,196	1,168	4,838
Direct expenses	(536)	(2,075)	(518)	(527)	(448)	(452)	(1,945)	(411)	(393)	(381)	(448)	(1,633)
Operating lease depreciation	(35)	(138)	(36)	(37)	(37)	(35)	(145)	(35)	(35)	(36)	(34)	(140)
Indirect expenses	(577)	(1,989)	(459)	(471)	(436)	(582)	(1,948)	(469)	(446)	(428)	(530)	(1,873)
Other operating expenses	(1,148)	(4,202)	(1,013)	(1,035)	(921)	(1,069)	(4,038)	(915)	(874)	(845)	(1,012)	(3,646)
Litigation and conduct costs	(27)	(80)	--	(6)	13	--	7	--	(35)	(29)	(47)	(111)
Operating expenses	(1,175)	(4,282)	(1,013)	(1,041)	(908)	(1,069)	(4,031)	(915)	(909)	(874)	(1,059)	(3,757)
Operating profit before impairment losses/releases	301	1,988	682	342	442	81	1,547	338	312	322	109	1,081
Impairment (losses)/releases	(76)	(342)	(445)	(1,431)	(159)	(39)	(2,074)	125	488	230	317	1,160
Operating profit/(loss)	225	1,646	237	(1,089)	283	42	(527)	463	800	552	426	2,241

Analysis of income by business
Business Banking	115	477	117	97	109	107	431	113	147	155	149	564
Commercial Mid-market	750	2,974	679	668	671	664	2,681	641	638	603	624	2,506
Corporate & Institutions	611	2,819	899	618	570	379	2,466	499	436	438	395	1,768
Total income	1,476	6,270	1,695	1,383	1,350	1,150	5,578	1,253	1,221	1,196	1,168	4,838

Analysis of impairments by business
Business Banking	28	83	26	6	32	(46)	17	(14)	(21)	(2)	22	(15)
Commercial Mid-market	28	116	353	1,111	100	166	1,730	(83)	(385)	(209)	(249)	(925)
Corporate & Institutions	20	143	66	314	27	(81)	327	(28)	(82)	(19)	(90)	(220)
Total impairment losses/(releases)	76	342	445	1,431	159	39	2,074	(125)	(488)	(230)	(317)	(1,160)

Loan impairment charge/(releases) as % of gross customer
loans by business
Business Banking	5.09%	3.77%	4.95%	0.44%	1.97%	(2.67%)	0.25%	(0.62%)	(0.88%)	(0.09%)	1.10%	(0.19%)
Commercial Mid-market	0.15%	0.15%	1.78%	5.51%	0.50%	0.84%	2.18%	(0.44%)	(2.11%)	(1.16%)	(1.37%)	(1.28%)
Corporate & Institutions	0.17%	0.31%	0.48%	2.36%	0.22%	(0.69%)	0.70%	(0.24%)	(0.73%)	(0.16%)	(0.79%)	(0.48%)
Loan impairment charge/(releases) as % of gross customer loans	0.24%	0.27%	1.30%	4.11%	0.47%	0.12%	1.56%	(0.38%)	(1.53%)	(0.72%)	(1.01%)	(0.92%)

Performance ratios
Return on equity (1)	2.6%	5.8%	3.3%	(21.0%)	4.4%	(0.4%)	(3.7%)	8.5%	15.9%	11.0%	8.3%	10.9%
Net interest margin	1.53%	1.48%	1.39%	1.34%	1.28%	1.24%	1.31%	1.26%	1.30%	1.21%	1.25%	1.26%
Cost:income ratio (2)	79.1%	67.6%	58.9%	74.6%	66.3%	92.7%	71.5%	72.3%	73.7%	72.2%	90.4%	77.0%

Notes:
(1) Return on equity is based on segmental operating profit or loss adjusted for preference share dividends and tax, divided by average notional tangible equity (based on 13% of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions), assuming 25% tax rate.
(2) Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 29

Segment performance
Section 3.5 - Commercial & Institutional (continued)

	2019	2020				2021
	31 December	31 March	30 June	30 September	31 December	31 March	30 June	30 September	31 December
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans to customers (amortised cost)
- Business Banking	2.2	2.1	5.4	6.5	6.9	9.0	9.6	8.9	8.0
- Commercial Mid-market	76.5	79.2	80.7	79.7	79.2	75.5	73.1	72.2	72.5
- Corporate & Institutions	46.4	55.5	53.2	50.0	47.0	47.2	44.8	46.4	45.4
Total loans to customers (amortised cost)	125.1	136.8	139.3	136.2	133.1	131.7	127.5	127.5	125.9
Loan impairment provisions	(1.4)	(1.8)	(3.2)	(3.3)	(3.2)	(2.9)	(2.3)	(2.1)	(1.7)
Net loans to customers (amortised cost)	123.7	135.0	136.1	132.9	129.9	128.8	125.2	125.4	124.2
Other loans	0.3	0.3	0.4	0.5	0.2	0.3	0.9	0.5	0.5
Depositary assets (2)	396.7	333.1	389.6	402.9	427.5	452.0	460.4	463.8	479.4
Total assets	461.0	547.2	521.3	502.8	491.5	450.6	442.2	436.0	425.9
Funded assets	313.3	341.1	340.4	340.9	327.3	329.5	334.5	333.9	321.3
Customer deposits	168.8	181.9	194.6	196.4	201.6	205.1	212.4	217.4	217.5
Loan:deposit ratio (1)	73%	74%	70%	67%	63%	62%	59%	57%	57%
Risk-weighted assets
- credit risk	78.6	83.8	84.4	82.0	79.0	75.6	73.3	71.9	70.7
- counterparty credit risk	12.4	13.7	12.2	10.0	8.9	8.4	8.3	8.2	7.7
- market risk	12.9	12.8	11.3	9.2	9.3	10.0	10.6	8.0	7.8
- operational risk	13.0	12.3	12.3	12.3	12.3	11.8	11.8	11.8	11.9
Total risk-weighted assets	116.9	122.6	120.2	113.5	109.5	105.8	104.0	99.9	98.1

Notes:
(1) Net customer loans held at amortised cost, excluding reverse repos, divided by total customer deposits, excluding repos.
(2) Assets held by Commercial & Institutional as an independent trustee and in a depositary service capacity.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 30

Segment performance
Section 3.6 - Ulster Bank RoI

Ulster Bank RoI
Continuing Operations	2019		2020					2021
	Q4	Full year	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full year
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	32	152	32	29	30	31	122	27	27	23	23	100
Net fees and commissions	25	95	22	16	19	20	77	17	15	17	16	65
Other non-interest income	12	54	5	3	8	7	23	12	8	39	4	63
Own credit adjustments	(1)	--	--	--	--	--	--	--	--	--	--	--
Non-interest income	36	149	27	19	27	27	100	29	23	56	20	128
Total income	68	301	59	48	57	58	222	56	50	79	43	228
Direct expenses	(74)	(280)	(62)	(61)	(67)	(61)	(251)	(59)	(82)	(73)	(78)	(292)
Indirect expenses	(55)	(208)	(50)	(50)	(49)	(34)	(183)	(46)	(39)	(40)	(26)	(151)
Other operating expenses	(129)	(488)	(112)	(111)	(116)	(95)	(434)	(105)	(121)	(113)	(104)	(443)
Litigation and conduct costs	(1)	(22)	--	1	--	(8)	(7)	(9)	(4)	1	(27)	(39)
Operating expenses	(130)	(510)	(112)	(110)	(116)	(103)	(441)	(114)	(125)	(112)	(131)	(482)
Operating loss before impairment losses/releases	(62)	(209)	(53)	(62)	(59)	(45)	(219)	(58)	(75)	(33)	(88)	(254)
Impairment (losses)/releases	(8)	6	(8)	(123)	--	(8)	(139)	8	--	7	13	28
Operating loss	(70)	(203)	(61)	(185)	(59)	(53)	(358)	(50)	(75)	(26)	(75)	(226)
Average exchange rate - €/£	1.163	1.141	1.162	1.127	1.105	1.108	1.125	1.144	1.160	1.169	1.179	1.163

Analysis of impairments by sector
Mortgages	1	11	11	82	2	(1)	94	(3)	1	(2)	(3)	(7)
Other lending	7	(17)	(3)	41	(2)	9	45	(5)	(1)	(5)	(10)	(21)
Total impairment losses/(releases)	8	(6)	8	123	--	8	139	(8)	--	(7)	(13)	(28)

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 31

Segment performance
Section 3.6 - Ulster Bank RoI (continued)

	2019	2020				2021
	31 December	31 March	30 June	30 September	31 December	31 March	30 June	30 September	31 December
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans to customers (amortised cost)
- mortgages	13.6	13.7	14.0	13.9	13.7	12.8	12.7	12.5	6.2
- other lending	5.4	5.7	5.6	5.2	5.1	4.8	4.7	1.2	1.0
Total loans to customers (amortised cost)	19.0	19.4	19.6	19.1	18.8	17.6	17.4	13.7	7.2
Loan impairment provisions
- mortgages	(0.6)	(0.5)	(0.6)	(0.5)	(0.5)	(0.5)	(0.4)	(0.4)	(0.3)
- other lending	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)	(0.3)	(0.1)	(0.2)
Total loan impairment provisions	(0.8)	(0.7)	(0.9)	(0.8)	(0.8)	(0.7)	(0.7)	(0.5)	(0.5)
Net loans to customers (amortised cost) (1)	18.2	18.7	18.7	18.3	18.0	16.9	16.7	13.2	6.7
Total assets	25.4	26.3	27.6	27.4	26.6	25.9	25.4	25.2	22.8
Funded assets	25.4	26.3	27.6	27.4	26.6	25.9	25.4	25.2	22.8
Customer deposits	18.5	19.3	20.0	19.6	19.6	18.4	18.5	18.5	18.4
Loan:deposit ratio (1,2)	98%	97%	93%	93%	92%	92%	90%	71%	36%
Risk-weighted assets
- credit risk	11.9	11.6	11.7	11.0	10.7	10.2	9.5	9.1	8.2
- market risk	0.1	0.1	0.1	0.1	0.1	--	0.1	--	--
- operational risk	1.0	1.0	1.0	1.0	1.0	0.9	0.9	0.9	0.9
Total risk-weighted assets	13.0	12.7	12.8	12.1	11.8	11.1	10.5	10.0	9.1
Spot exchange rate - €/£	1.175	1.132	1.100	1.101	1.113	1.174	1.165	1.165	1.190

Notes:
(1) Ulster Bank RoI net lending decreased by £3.5 billion between Q2 and Q3 2021 as loans agreed to be sold to Allied Irish Banks p.l.c. as part of our phased withdrawal from the Republic of Ireland were reclassified as assets held for sale. Net lending decreased by a further £6.5 billion in Q4 2021 as loans agreed to be sold to Allied Irish Banks p.l.c. and Permanent TSB p.l.c. were reclassified as disposal assets. In earlier comparative periods, these loans were included in net loans to customers.
(2) Net customer loans held at amortised cost divided by total customer deposits.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 32

Segment performance
Section 3.6 - Ulster Bank RoI (continued)

Ulster Bank RoI
Continuing Operations	2019		2020					2021
	Q4	Full year	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full year
Income statement	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	39	174	36	33	34	34	137	32	31	28	25	116
Net fees and commissions	29	108	26	17	23	20	86	18	19	19	20	76
Other non-interest income	14	62	5	5	8	9	27	14	8	46	5	73
Own credit adjustments	(1)	--	1	(1)	--	--	--	--	--	--	--	--
Non-interest income	42	170	32	21	31	29	113	32	27	65	25	149
Total income	81	344	68	54	65	63	250	64	58	93	50	265
Direct expenses	(85)	(319)	(72)	(71)	(73)	(67)	(283)	(68)	(93)	(86)	(92)	(339)
Indirect expenses	(64)	(238)	(59)	(57)	(52)	(39)	(207)	(52)	(45)	(46)	(30)	(173)
Other operating expenses	(149)	(557)	(131)	(128)	(125)	(106)	(490)	(120)	(138)	(132)	(122)	(512)
Litigation and conduct costs	(1)	(25)	--	1	--	(9)	(8)	(10)	(5)	1	(31)	(45)
Operating expenses	(150)	(582)	(131)	(127)	(125)	(115)	(498)	(130)	(143)	(131)	(153)	(557)
Operating loss before impairment losses/releases	(69)	(238)	(63)	(73)	(60)	(52)	(248)	(66)	(85)	(38)	(103)	(292)
Impairment (losses)/releases	(9)	6	(10)	(141)	1	(7)	(157)	10	(1)	9	15	33
Operating loss	(78)	(232)	(73)	(214)	(59)	(59)	(405)	(56)	(86)	(29)	(88)	(259)

Analysis of impairments by sector
Mortgages	2	13	13	95	1	(2)	107	(4)	2	(3)	(3)	(8)
Other lending	7	(19)	(3)	46	(2)	9	50	(6)	(1)	(6)	(12)	(25)
Total impairment losses/(releases)	9	(6)	10	141	(1)	7	157	(10)	1	(9)	(15)	(33)

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 33

Segment performance
Section 3.6 - Ulster Bank RoI (continued)

	2019	2020				2021
	31 December	31 March	30 June	30 September	31 December	31 March	30 June	30 September	31 December
Balance sheet	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn
Loans to customers (amortised cost)
- mortgages	16.0	15.5	15.4	15.3	15.2	15.0	14.8	14.5	7.3
- other lending	6.3	6.5	6.0	5.8	5.7	5.7	5.4	1.4	1.1
Total loans to customers (amortised cost)	22.3	22.0	21.4	21.1	20.9	20.7	20.2	15.9	8.4
Loan impairment provisions
- mortgages	(0.7)	(0.6)	(0.6)	(0.6)	(0.6)	(0.5)	(0.4)	(0.4)	(0.4)
- other lending	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.4)	(0.4)	(0.2)	(0.1)
Total loan impairment provisions	(0.9)	(0.8)	(0.9)	(0.9)	(0.9)	(0.9)	(0.8)	(0.6)	(0.5)
Net loans to customers (amortised cost) (1)	21.4	21.2	20.5	20.2	20.0	19.8	19.4	15.3	7.9
Total assets	29.8	29.8	30.4	30.2	29.6	30.4	29.6	29.4	27.2
Funded assets	29.8	29.8	30.4	30.2	29.6	30.4	29.6	29.4	27.2
Customer deposits	21.7	21.9	22.0	21.6	21.8	21.7	21.6	21.6	21.9
Loan:deposit ratio (1,2)	98%	97%	93%	93%	92%	91%	90%	71%	36%
Risk-weighted assets
- credit risk	14.0	13.2	12.9	12.1	12.0	12.0	11.0	10.6	9.8
- market risk	0.1	0.1	0.1	0.1	0.1	--	0.1	--	--
- operational risk	1.2	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Total risk-weighted assets	15.3	14.4	14.1	13.3	13.2	13.1	12.2	11.7	10.9

Notes:
(1) Ulster Bank RoI net lending decreased by €4.1 billion between Q2 and Q3 2021 as loans agreed to be sold to Allied Irish Banks p.l.c. as part of our phased withdrawal from the Republic of Ireland were reclassified as assets held for sale. Net lending decreased by a further €7.4 billion in Q4 2021 as loans agreed to be sold to Allied Irish Banks p.l.c. and Permanent TSB p.l.c. were reclassified as disposal assets. In earlier comparative periods, these loans were included in net loans to customers.
(2) Net customer loans held at amortised cost, excluding reverse repos, divided by total customer deposits, excluding repos.

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 34

Segment performance
Section 3.7 - Central items & other

Central items & other
	2019		2020					2021
	Q4	Full year	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full year
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central items not allocated	940	1,388	(70)	(145)	(285)	(153)	(653)	(27)	110	(173)	(211)	(301)

NatWest Group April 2022 - Financial supplement: re-presentation of operating segments	Page 35

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	April 22, 2022	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary